UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 4, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Exa Corporation
File Nos. 333-176019 and No. 001-35584

CF#33998

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Exa Corporation submitted an application under Rules 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 3, 2011, as amended, and a Form 10-K filed on April 9, 2013.

Based on representations by Exa Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.5	S-1	August 3, 2011	through March 21, 2019
10.6	S-1	August 3, 2011	through March 21, 2019
10.15	10-K	April 9, 2013	through March 21, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary